INVEST IN **HOORAY FOODS**

Delicious, plant-based meats that sizzle, like bacon!


PLANTS, NOT PIGS!

hoorayfoods.com San Francisco CA

LEAD INVESTOR



John Parapatt

I have been following Hooray from the beginning. The journey has been inspiring with many technical challenges already overcome. Strategically, Sri has a compelling plan for growth and a bold ambition. I met Sri at business school almost 20 years ago. Sri is the most authentic leader I've ever met and he's fearless - two traits that certainly lead to success. I have no doubt Hooray will reach its mission of helping turn back climate change while saving pigs from terrible living conditions - I'm proud to be an investor. John Parapatt, Strategy & Consulting, Pfizer

Invested $50,000 this round

Highlights

1. We're sold in over 1,000 grocery stores in just 2 years, including Whole Foods nationwide
2. We have a growing restaurant presence, including the chain Just Salad
3. Our bacon sizzles, tastes, and looks like pork bacon - in a sandwich it's indistinguishable
4. We use a unique, scalable, and patent-protected technology for making fatty meats
5. We have great margins, while getting really close to price parity with meat
6. Our bacon is made with just good stuff - no gluten, no soy - and organic when possible
7. Plant-based bacon has massive potential - $6B in the U.S. alone, and $55B worldwide

Our Team



Sri Artham CEO & Founder

Sri's been working for over a decade in our food system building scalable ways to ensure that our food nourishes the planet and its people in addition to our bodies. He loves food, and in his spare time, runs a farmers market with his neighbors.

> The way we raise pigs damages the planet, is cruel to the cute piggies, and is hurting our health. We want to reverse that.



Sam Lippman Culinary and Community

Sam is a long-time vegan chef and was the first in-house chef at AirBnB. At Hooray, Sam leads social media and our culinary efforts.



Claire Klein Sales

Claire started her career selling meat to restaurants in the New York area and more recently worked in foodservice sales for Numi Tea - her knowledge of how restaurants make purchases is unparalleled

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We exist for people, planet, and pigs



We have an unhealthy relationship with animals on this planet. Did you know that there are 75 million pigs on U.S. farms today? They're as smart and social as dogs, but only get to live to about 6 months old and are forced to live in very tight conditions.

What's more, raising pigs this way leads to polluted waterways and massive consumption of petrochemicals. And surely all the antibiotics used aren't great

consumption of petrochemicals. And surely all the antibiotics used aren't great for the pigs or the people who eat them.

Finally a bacon that sizzles!

Working away in his kitchen, our founder, Sri, figured out a new way to encapsulate fat in a way that allows us to make fatty meats like bacon. It's a surprisingly simple process, but no one has ever done it before - in fact we have a patent on the process now and a custom piece of bacon-making machinery that we affectionately call "The Baconator"



SHAPED JUST LIKE BACON   COOKS IN ITS OWN FAT, JUST LIKE BACON   HAS CRISPY AND CHEWY PARTS

While we can't share the entire process, it starts with simple ingredients, like tapioca, rice, and pea starch. We use coconut oil to replicate bacon fat. And purple potato powder and beet juice for the colorings. And to recreate the complex mix of savory, smokey, meaty, salty, and sweet flavors that makes up bacon, we worked with several of the world's leading flavor houses.

But what about texture? Our food scientist discovered an ingredient used in Asia to make plant-based meats - curdlan gum - to allow the fatty part of our bacon to stay chewy even after you fry it up. Bonus! It has the benefit of being a dietary fibre and a prebiotic.

Pig Bacon	
Calories	117
Fat	11g
Cholesterol	18mg
Sodium	185mg
Protein	3.5g

Hooray Bacon 2.0	
Calories	40
Fat	2.5g
Cholesterol	0mg
Sodium	110mg
Protein	0g

1/3 the calories
1/4 the fat
40% less sodium

For one raw 28g strip (USDA)

We're not sure bacon can ever be truly healthy, but ours get close. And it's also gluten-free and soy-free

A national brand that people love in just two years

And the result is bacon magic! Check out how people waiting in line outside a

butcher reacted to our bacon in a blind taste test:



We asked neighbors at
this local meat shop
what they thought of our

Blind taste test outside a meat shop in San Francisco

And after just two years on grocery store shelves, we're already in 1,000 grocery stores, including Whole Foods nationwide, Wegmans, Raley's, and more.







Hilary's
$2.99
REAL DAIRY
AWESOMER
GLUTEN FREE
VEGAN
hooray foods
COOKING INSTRUCTIONS
PLANT-BASED BACON
NET WT 5 OZ (150 g)
PERISHABLE. KEEP REFRIGERATED





We're also getting into more and more restaurants, including Just Salad in the Northeast, and a soon-to-launch California-based chain. **Did you know that over half of restaurants in the U.S. have bacon on their menu?**

The upside is huge - bacon in the U.S. is a $6B market, and about $55B worldwide. Compare this to the fact that only about 1% of all bacon is sold as plant-based, but 15% of all dairy is now plant-based - so there's tons of room to grow.

We're on a march to profitability

Your funds are going to get us to the destination that every start-up wants to get to - profitability!

We're really close, and with even more focus on getting the word out about our bacon we can get there by the end of next year. Just look at the progress we've made this year so far.



This graph contains forward-looking projections that cannot be guaranteed.

Once we get there, we'll control our own destiny - we won't be reliant on fickle venture capitalists and will instead get to fulfill our mission on our terms.

Marketing that works for us

To get to profitability, aside from adding new customers, we're really focused on two main marketing tactics that work.

First is in-store demos - check out how our sales increase when we sample our bacon to shoppers at Whole Foods



Each square indicates how many demos were conducted

Our bacon is perfect for demos at grocery stores - the smell and sizzle draw people in, and they're quickly blown away by how good it is.

Another great way to get people to discover our bacon is promotions - check out how a recent promotion did last month at Whole Foods:





Sales are indexed to Nov 1

More than just bacon

We know that a better bacon alone won't save the world, so we've been testing our emulsion forming technology with other products, and it works great! Check out the pepperoni prototype we made. The fun has just begun.



A team of dreamers and doers

You can't ask for a better team to make our vision for a happier planet possible. It includes a stellar SF Bay Area team, and some of the leading investors in plant-based investing.

We're on a mission to change the world and we can't wait for you to join us!

We're on a mission to change the world and we can't wait for you to join us!

Frequently Asked Questions

Where can I find the nutritional info on your bacon?

Right here! https://www.hoorayfoods.com/nutrition

Are there other plant-based bacons out there?

There are some, but the current leaders were developed a decade or more ago and don't look, taste, or handle anything like pork bacon. They are Sweet Earth's Benevolent Bacon (owned by Nestle), and LightLife's Smart Bacon (owned by Canada's largest meat processor). There are many more start-ups working on bacon, like MyForest, Umaro, and Thrilling - however all are at much earlier stages of commercialization compared to Hooray (and of course, we think our bacon is the best)

What are your exit prospects?

There are many companies that might acquire a company like ours, including the large meat companies, multinational CPG companies, and other plant-based meat companies. Over the course of our history we've been in touch with Tyson, Nestle, Kraft Heinz, and others. The first step of course is to build a big and meaningful company - once that happens, many opportunities will emerge.

Can I visit your office?

Sure! We love visitors - just reach out. We're located in the SoMa neighborhood of San Francisco.

Where is your bacon made?

We work with an amazing co-manufacturing facility in Central Illinois - they've been making our bacon for almost two years now. And their central location works great for distribution all across the country.